UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 27, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN

Financial Statements and Supplemental Schedule

June 27, 2008 and June 29, 2007 and
for the Fiscal Year Ended June 27, 2008

HARRIS CORPORATION RETIREMENT PLAN
June 27, 2008 and June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Harris Corporation Employee Benefits Committee
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Harris Corporation Retirement Plan as of June 27, 2008 and June 29, 2007, and the related statement of changes in net assets available for benefits for the year ended June 27, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 27, 2008 and June 29, 2007, and the changes in its net assets available for benefits for the year ended June 27, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 27, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Certified Public Accountants
Jacksonville, Florida
December 12, 2008

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	June 27,	June 29,
	2008	2007
ASSETS

Investments at fair value:
Interest bearing cash	$8,453,397	$7,578,488
Preferred stocks	3,064,877	—
Common stocks	567,373,123	734,038,908
Registered investment companies	312,401,934	416,740,409
Common/collective trust funds	1,655,664,075	1,513,564,406
Guaranteed investment contracts	379,413	23,048,131
Corporate bonds and debentures	360,989	608,750
Real estate investments	846,173	—
U.S. Government securities	—	12,503,607
Participant loans	33,500,965	29,297,970

Total investments	2,582,044,946	2,737,380,669

Receivables:
Contributions receivable:
Employer	8,285,010	37,876,075
Participants	5,344,500	4,516,058
Accrued interest and dividends	48,556	2,434,936
Due from broker for securities sold	1,280,612	8,807,325

Total receivables	14,958,678	53,634,394

Total assets	2,597,003,624	2,791,015,063

LIABILITIES

Accrued expenses	508,472	316,805
Due to broker for securities purchased	793,347	11,297,662

Total liabilities	1,301,819	11,614,467

Net assets available for benefits at fair value	2,595,701,805	2,779,400,596

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,407,298	11,141,939

Net assets available for benefits	$2,610,109,103	$2,790,542,535

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Fiscal Year Ended June 27, 2008

June 27, 2008
Additions to net assets attributed to:
Investment income:
Interest	$2,853,692
Dividends	11,665,375

Total investment income	14,519,067

Contributions:
Participant rollovers	7,604,330
Performance Reward Plan	5,506,421
Employer matching	44,032,390
Participants	88,586,277

Total contributions	145,729,418
Transfers into the plan from other plans	82,518,510

Total additions	242,766,995

Deductions from net assets attributed to:
Net depreciation in fair value of investments	185,580,936
Benefits paid to participants	233,488,718
Transfers out of the plan	142,645
Administrative expenses	3,988,128

Total deductions	423,200,427

Net decrease	180,433,432
Net assets available for benefits:
Beginning of fiscal year	2,790,542,535

End of fiscal year	$2,610,109,103

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
June 27, 2008 and June 29, 2007
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.	General — The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

B.	Contributions — Participants may contribute a percentage of both pre-tax and after-tax eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed the Plan’s service requirement (either six months or one year, depending on business unit). Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. With respect to the fiscal year ended June 29, 2007, the Company made non-discretionary profit sharing contributions based on a formula tied to the Company’s earnings per share and related financial targets. With respect to the fiscal year ended June 27, 2008, no profit sharing contributions were made; instead, the Company’s cash-based Performance Reward Plan (which replaced the Company’s non-discretionary profit sharing contribution program) permitted each participant to elect a special, unmatched pre-tax contribution to the Plan of 0%, 50% or 100% of the amount, if any, otherwise payable to the participant by the Company in cash under the Performance Reward Plan, subject to Code limitations. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on compensation as defined in the Plan document. In addition, participants also may rollover amounts to the Plan from other qualified plans.

C.	Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship or upon attainment of age 59 1/2 per the Plan document. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested interest in his or her account, or installments over a future period.

D.	Participant Loans — The loan program permits participants to borrow against their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions. The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s cash-based Performance Reward Plan, and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary profit sharing contribution, if any, and (c) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
June 27, 2008 and June 29, 2007
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
F.	Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions plus actual earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of continuous service. Commencing July 1, 2007, a participant is 100% vested after four years of credited service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
Prior to July 1, 2007, a participant was 100% vested after six years of credited service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer contributions more quickly than described above.

A participant also becomes 100% vested in Employer contributions upon his or her termination of employment after attaining age 55 or on account of his or her death or disability.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at June 27, 2008 and June 29, 2007 were $315,913 and $672,454, respectively. For the fiscal years ended June 27, 2008 and June 29, 2007, Employer contributions were reduced by $1,600,000 and $900,516, respectively, from forfeited non-vested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Employer and participant contributions into any of several investment options, including the Harris Stock Fund. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description,” which is available to all participants. In the event no investment option is selected by the participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document.

J.	Plan Mergers — During the fiscal year ended June 27, 2008, three defined contribution plans maintained by business units or subsidiaries of the Company were merged into the Plan. The Harris Broadcast Communications Division 401(k) Plan was merged into the Plan effective September 30, 2007. The Harris Technical Services Corporation 401(k) Plan was merged into the Plan effective October 31, 2007. The Multimax, Inc. 401(k) Retirement Savings Plan was merged into the Plan effective December 31, 2007. The total fair value of assets transferred into the Plan as a result of these mergers was $82,518,510.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
June 27, 2008 and June 29, 2007
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis. Certain prior year data have been reclassified to conform to the fiscal 2008 presentation.
Recent Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under U.S. generally accepted accounting principles (“GAAP”), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 as of June 28, 2008 for fiscal 2009, subsequent to the end of the Plan’s fiscal 2008 on June 27, 2008. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan’s financial statements.
The Plan adopted FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the“FSP”), in fiscal 2007, which ended June 29, 2007. As described in the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, because contract value is the relevant measurement attribute for investment contracts including fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”), the FSP requires that both fair value and the difference between fair value and contract value be disclosed in the Statements of Net Assets Available for Benefits, and accordingly both are so disclosed.
Valuation of Investments — The Plan’s investments are stated at fair value. Quoted market prices are used, when available, to value investments. Investments for which quoted market values are not available are stated at fair values as reported by the trustee or investee company. Participant loans are valued at their outstanding balances, which approximate fair value.
Investments in common/collective trusts are stated at fair value, based on quoted redemption values as determined by Northern Trust, the Trustee, as defined by the Plan document. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation (depreciation) in aggregate fair value of investments and the realized gain (loss) on sale of investments.
During fiscal 2008, the Plan held traditional guaranteed investment contracts (“traditional GICs”) and synthetic GICs in its Stable Value Fund (the “Fund”). A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The fair value of the traditional GICs and the synthetic GICs was determined using a discounted cash flow method or quoted market value of underlying investments. The fair value of the wrapper contracts was based on the present value of the difference between the current fee and fee re-bids provided by the issuers and was $379,413 and zero dollars at June 27, 2008 and June 29, 2007, respectively. During fiscal 2008, the Plan discontinued all of its traditional GICs and held only synthetic GICs as of June 27, 2008.
The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration, and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets within the contract.
As required by the FSP, the investments in traditional GICs and synthetic GICs are presented at fair value on the Statements of Net Assets Available for Benefits. To the extent that the underlying portfolio of a synthetic GIC has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future interest crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future interest crediting rate may be higher than the then-current market rates. The adjustments ensure that ending net assets available for benefits are recorded at contract value and reflect the unrealized and/or realized gains and losses on the underlying portfolio of synthetic GICs.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
June 27, 2008 and June 29, 2007
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan, including a merger with another plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
The average yield based on actual earnings was approximately 5.28% at June 27, 2008 and 5.05% at June 29, 2007. The average yield based on interest rate credited to participants was approximately 4.79% at June 27, 2008 and 5.04% at June 29, 2007.
Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by Harris Corporation, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
June 27, 2008 and June 29, 2007
NOTE 3 — INVESTMENTS
During the fiscal year ended June 27, 2008, the Plan’s investments (including investments bought, sold and held during the fiscal year) depreciated in value as follows:

June 27, 2008
Net depreciation in fair value as determined by quoted market prices:
Preferred stocks	$(724,794)
Common stocks	(89,918,003)
Registered investment companies	(27,537,020)
Corporate bonds and debentures	(262,166)

(118,441,983)

Net depreciation in fair value as determined by investee company/trustee:
Real estate investments	(199,343)
Common/collective trusts	(66,939,610)

(67,138,953)

Total net depreciation in fair value	$(185,580,936)

The fair value of individual investments that represent 5% or more of Plan net assets at June 27, 2008 and June 29, 2007 is as follows:

	June 27,	June 29,
	2008	2007
MFB NTGI-QM Collective Daily Russell 1000 Equity Index Fund	$251,003,015	$232,370,374
MFB NTGI-QM Collective Daily S&P500 Equity Index Fund	230,213,288	291,468,618
MFO Bank of New York Collective TR Aggregate Index Fund	247,919,593	300,849,810
MFO Columbia FDS SER TR Intl. Fund	189,658,204	239,422,460
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund A	133,038,313	—
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund E	151,430,213	—
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund F	242,687,071	—
Harris Corporation common stock	129,814,846	158,203,946

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
June 27, 2008 and June 29, 2007
NOTE 4 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in a common/collective trust fund that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.
     Harris Corporation common stock is included with other common stock at June 27, 2008 and June 29, 2007 as follows:

	June 27, 2008		June 29, 2007
	Shares	Fair Value	Shares	Fair Value
Harris Corporation common stock	2,536,437	$129,814,846	2,900,164	$158,203,946

Transactions in shares of the Company’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA. During the fiscal year ended June 27, 2008, the Plan made purchases of $8,342,839 and sales of $18,631,158 of the Company’s common stock.
NOTE 5 — INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated April 21, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated and has been further amended several times. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations in compliance with the Code.
NOTE 6 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 7 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with accounting principles generally accepted in the United States and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits.
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at June 27, 2008 and at June 29, 2007:

	June 27,	June 29,
	2008	2007
Net assets available for benefits per the financial statements	$2,610,109,103	$2,790,542,535
Due to participants	(251,175)	(2,956,866)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(14,407,298)	(11,141,939)

Net assets available for benefits per the Form 5500	$2,595,450,630	$2,776,443,730

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
June 27, 2008 and June 29, 2007
     The following is a reconciliation of investment income per the financial statements to the Form 5500 for the fiscal year ended June 27, 2008:

June 27,
2008
Net depreciation in the fair value of investments in the financial statements	$(185,580,936)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(3,265,359)

Investment income per the Form 5500	$(188,846,259)

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the fiscal year ended June 27, 2008:

June 27,
2008
Benefits paid to participants per the financial statements	$233,488,718
Add: benefits due but unpaid at June 27, 2008	251,175
Less: benefits due but unpaid at June 29, 2007	(2,956,866)

Benefits paid to participants per the Form 5500	$230,783,027

NOTE 8 — SUBSEQUENT EVENT
Subsequent to the end of the fiscal year ended June 27, 2008, credit and capital markets disruptions resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Plan’s investments have incurred a significant decline in fair value since June 27, 2008.

SUPPLEMENTAL INFORMATION

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Debt Instruments — Other

	FORD MTR CO DEL SR NT CONV 4.25 DUE 12-15-2036 REG SEDOL: B1L3918	$487,000		$360,989

	Total Corporate Debt Instruments — Other			$360,989

Preferred Shares

	FNMA NON CUMULATIVE MANDATORY CONV PFD SER STK SEDOL: B2RDDY0	35200		$1,427,008
	MERRILL LYNCH & CO INC 9% PFD CONV CUSIP: 59022Y543	16		1,063,069
	NATIONAL CITY CORP PFD CONV PERPETUAL SER G CONV PFD STK CUSIP: 635405806	6		574,800

	Total Preferred Shares			$3,064,877

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock

	3M CO COM	53200		$3,697,932
	5TH 3RD BANCORP COM	103200		1,055,736
	#REORG/TRIARC COS INC CL B M/E/ARBYS GROUP INC CL A	82284		538,137
	AARON RENTS INC CL B	42212		984,384
	ABBOTT LAB COM	38200		2,024,600
	ABRAXIS BIOSCIENCE INC COM STK	5500		344,410
	ACCENTURE LTD BERMUDA CLS A COM	36323		1,501,593
	ACI WORLDWIDE INC COM STK	79288		1,389,126
	ADR ALCATEL-LUCENT	227500		1,342,250
	ADR ASML HLDG NV EURO 0.02 (NY REG)	47400		1,466,556
	ADR BP P L C SPONSORED ADR	41556		2,816,666
	ADR ASML HOOLDINGS NV NY REGISTERED SHS	21100		518,638
	ADR ELAN CORP PLC ADR REPRESENTING SHS	10900		380,519
	ADR NINTENDO LTD	10800		775,826
	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	75900		6,076,554
	ADVANCED MED OPTICS INC COM	68000		1,315,800
	ALCOA INC COM STK	34100		1,206,458
	ALLEGHENY TECHNOLOGIES INC COM	24912		1,504,685
	ALLERGAN INC COM	73900		3,811,762
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC COM	27479		350,357
	AMAZON COM INC COM	79221		5,914,640
	AMER MOVIL SAB DE C V SPONSORED ADR REPSTG SER L SHS	47000		2,473,610
	AMERICAN INTERNATIONAL GROUP	99300		2,755,575
	AMERICAN TOWER CORP CL A	50922		2,112,754
	AMGEN INC COM	64600		2,995,502
	ANADARKO PETRO CORP COM	53100		3,948,516
	ANALOG DEVICES INC COM	77500		2,456,750

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)

Corporate Common Stock

	ANHEUSER BUSCH COS INC COM	53100		3,306,006
	APPLE INC	33800		5,749,042
	APPLIED MATERIALS INC COM	59800		1,153,542
	AT&T INC COM	181141		5,934,179
	ATMEL CORP COM	158000		571,960
	AUTODESK INC COM	8400		285,852
	AUTOMATIC DATA PROCESSING INC COM	26488		1,102,960
	AVERY DENNISON CORP COM	60700		2,647,127
	BANK NEW YORK MELLON CORP COM STK	95800		3,700,754
	BANK OF AMERICA CORP	72000		1,770,480
	BAXTER INTL INC COM	8900		559,899
	BED BATH BEYOND INC COM	107100		3,112,326
	BERRY PETE CO CL A CL A	4500		259,875
	BJ SVCS CO COM	57000		1,831,410
	BLACM & DECKER CORP COM	15900		928,719
	BLOCK H & R INC COM	113600		2,365,152
	BRISTOL MYERS SQUIBB CO COM	98800		2,005,640
	BROADCOM CORP CL A CL A	135800		3,726,352
	CABLEVISION NY GROUP CL A COM	53100		1,200,060
	CAMPBELL SOUP CO COM	28300		910,694
	CAP1 FNCL COM	55100		2,110,881
	CAREER ED CORP COM	12000		189,360
	CARTER INC FRMLY CARTER HLDGS INC	75200		1,073,856
	CASTLE AM & CO MRYLAND	27470		760,370
	CBS CORP NEW CL B	89450		1,767,532
	CELGENE CORP COM	15000		949,950
	CERNER CORP COM	16500		754,050
	CENTY ALUM CO COM	22620		1,506,492
	CHEVRON CORP COM	86978		8,506,448
	CHUBB CORP COM	22700		1,135,681
	CITIGROUP INC COM	87400		1,507,650
	CL A SUB VTG SHS COM STK	33110		742,657
	CME GROUP INC COM STK	4500		1,752,750
	COINSTAR INC COM	36919		1,220,542
	COLGATE-PALMOLIVE CO COM	19100		1,302,811
	COMCAST CORP NEW CL A CL A	37900		706,077
	COMMERCIAL VEH GROUP INC COM	44200		440,674
	COMPUTER SCI CORP COM	39400		1,845,890
	COOPER COS INC COM NEW	37800		1,391,796
	COPART INC COM	11400		511,860
	COOPER INDUSTRIES INC COM	32600		1,303,348
	CORNING INC COM	1700		39,865
	CORINTHIAN COLLEGES INC COM	116900		1,393,448
	COUNTRYWIDE FINL CORP COM	69800		308,516
	CROWN CASTLE INTL CORP COM	18300		710,589
	CVS CORP COM STK	30545		1,214,775

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock

	D R HORTON INC COM	86900		1,006,302
	DANAHER CORP COM	30476		2,342,690
	DELL INC COM STK	157600		3,506,600
	DISNEY WALT CO COM	91000		2,872,870
	DU PONT E I DE NEMOURS & CO COM STK	68400		2,919,996
	DUKE ENERGY CORP NEW COM STK	107800		1,840,146
	DUPONT FABROS TECHNOLOGY INC COM STK	14920		280,496
	EASTMAN KODAK CO COM	94900		1,376,999
	EBAY INC COM	45500		1,256,255
	ELECTR ARTS COM	22900		1,006,226
	ELI LILLY & CO COM	87400		3,986,314
	EMC CORP COM	158500		2,341,045
	EMPLOYERS HLDGS INC COM	61240		1,240,722
	ENTERGY CORP NEW COM	21100		2,483,892
	EURONET WORLDWIDE INC COM	38236		657,659
	EXPEDIA INC DEL COM	27600		528,816
	EXPEDITORS INTL WASH INC COM	48700		2,086,795
	EXXON MOBIL CORP COM	91726		7,938,885
	FIRST AMERN CORP CALIF COM	2553		68,676
	FIRSTENERGY CORP COM	29635		2,371,096
	FMC TECHNOLOGIES INC COM	22000		1,652,860
	FNMA COM STK	120600		2,508,480
	FORD MTR CO DEL COM PAR $0.01	125700		625,986
	FORTUNE BRANDS INC COM STK	38800		2,419,956
	FOSTER WHEELER LTD	8800		637,912
	FREEPORT-MCMORAN COPPER & GOLD INC	6600		767,646
	FRKLN RES INC COM	9326		893,151
	GANNETT INC COM	92100		2,028,042
	GEN MILLS INC COM	53000		3,173,110
	GENENTECH INC COM STK	38489		2,798,920
	GENERAL DYNAMICS CORP COM	6600		549,648
	GENERAL ELEC CO COM	337300		8,857,498
	GENUINE PARTS CO COM	41700		1,664,664
	GENWORTH FINL INC COM	41700		750,183
	GENZYME CORP COM	41500		3,010,825
	GILEAD SCI INC COM	44268		2,340,006
	GOLDMAN SACHS GROUP INC COM	4100		715,696
	GOOGLE INC CL A CL A	15298		8,078,415
	HANCOCK HLDG CO COM	16470		671,646
	HANOVER INS GROUP INC COM	10580		458,114
	HARLEY DAVIDSON INC COM	49300		1,805,859
	HARMAN INTL INDS INC NEW COM STK USD0.01	22800		947,340
	*HARRIS CORP COM	2536437		129,814,846
	HENRY JACK & ASSOC INC COM	31495		688,166
	HERSHEY CO COM	111500		3,621,520

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock

	HOME DEPOT INC COM	137700		3,307,554
	HONEYWELL INTL INC COM STK	45500		2,239,965
	HUMANA INC COM	17600		726,352
	ICONIX BRAND GROUP INC COM	71004		854,178
	ILL TOOL WKS INC COM	67500		3,129,300
	INTEL CORP COM	133396		2,866,680
	INTERCONTINENTALEXCHANGE INC COM	17000		2,019,600
	INTL FLAVORS & FRAGRANCES INC COM	60200		2,390,542
	INTL GAME TECH COM	25716		640,586
	INTL PAPER CO COM	152096		3,557,525
	INTUITIVE SURGICAL INC COM NEW STK	8000		2,156,720
	IRON MTN INC COM STK	26000		732,160
	JOHNSON & JOHNSON COM	63600		4,043,052
	JPMORGAN CHASE & CO COM	193924		6,797,036
	JUNIPER NETWORKS INC COM	89979		2,037,125
	KEY ENERGY SVCS INC	113000		2,182,030
	KEYCORP NEW COM	102800		1,145,192
	KIMBERLY-CLARK CORP COM	30400		1,820,048
	KOHLS CORP COM	22948		949,588
	KRAFT FOODS INC CL A	72000		2,044,080
	LAMAR ADVERTISING CO CL A COM	13300		467,761
	LAS VEGAS SANDS CORP COM	53900		2,538,690
	LEGG MASON INC COM	45500		2,007,005
	LIBERTY GLOBAL INC COM SER A	6644		209,020
	LIBERTY GLOBAL INC COM SER C	36154		1,100,889
	LINCOLN NATL CORP COM	57023		2,641,305
	LIONS GATE ENTMT CORP COM NEW	123000		1,259,520
	LIVE NATION INC COM	66269		695,162
	MACYS INC COM	22700		443,331
	MAGELLAN HLTH SVCS INC COM	29760		1,125,523
	MARRIOTT INTL INC NEW COM	31500		840,735
	MARSH & MCLENNAN CO’S INC COM	172700		4,623,179
	MARVELL TECH GROUP COM USD02	107150		1,894,412
	MASCO CORP COM	126200		2,009,104
	MASTERCARD INC CL A	1300		353,236
	MATTEL INC COM	97500		1,727,700
	MC CORMICK & CO INC COM NON-VTG	31900		1,144,572
	MCDERMOTT INTL INC COM	13900		864,580
	MCGRAW HILL COMPANIES INC COM	83900		3,416,408
	MCKESSON CORP	11900		674,849
	MEADWESTVACO CORP COM	68400		1,586,196
	MEDCO HEALTH SOLUTIONS INC COM	15300		715,122
	MEDTRONIC INC COM	19554		1,001,947
	MERCK & CO INC COM	79600		2,943,608
	MERRILL LYNCH & CO INC COM	85300		2,789,310
	MERUELO MADDUX PPTYS INC COM	90930		154,581
	METROPCS COMMUNICATIONS INC COM	33700		581,662
	MGM MIRAGE COM	63568		2,198,181
	MICROSOFT CORP COM	220447		6,090,951
	MONEYGRAM INTL INC COM	126300		106,092

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock

	MONSTER WORLDWIDE INC COM	14700		308,406
	MOODYS CORP COM	48500		1,684,405
	MORGAN STANLEY COM STK	26257		963,894
	MOTOROLA INC COM	138800		1,020,180
	MURPHY OIL CORP COM	45600		4,390,824
	NATIONAL OILWELL VARCO COM	58500		5,171,985
	NATL CITY CORP COM	93100		445,949
	NBTY INC COM	22232		718,983
	NEW YORK TIMES CO CL A ISIN	115300		1,804,445
	NEWELL RUBBERMAID INC COM	106200		1,803,276
	NISOURCE INC COM	169200		2,981,304
	NORTHWESTERN CORP COM	43100		1,088,706
	NRG EMERGY INC COM NEW	14400		608,832
	PEABODY ENERGY CORP COM STK	22860		1,921,383
	PFIZER INC COM STK $.11 1/9 PAR	171100		2,956,608
	PG&E CORP COM	34100		1,308,758
	PINNACLE W. CAP CORP COM	36200		1,124,372
	PRAXAIR INC COM	13600		1,287,376
	PROCTER & GAMBLE CO COM	37900		2,292,571
	PROGRESS ENERGY INC COM	47000		1,953,320
	PROGRESSIVE CORP OH COM	84500		1,634,230
	QUALCOMM INC COM	29400		1,342,110
	QWEST COMMUNICATIONS INTL INC COM	349800		1,332,738

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock

	ROYAL BK SCOT GRP ORD GBP0.25	114400		496,107
	S.W. AIRL CO COM	81000		1,079,730
	SALESFORCE COM INC	33500		2,298,770
	SCHLUMBERGER LTD COM STK	76114		8,060,473
	SCHWAB CHARLES CORP COM NEW	13300		275,576
	SCIENTIFIC GAMES CORP	63760		1,938,304
	SLM CORP COM	109700		2,136,956
	SPECTRA ENERGY CORP COM	60800		1,731,584
	SPRINT NEXTEL CORP	184100		1,640,331
	ST JUDE MED INC COM	16648		674,910
	STARBUCKS CORP COM	131500		2,150,025
	STATE STR CORP COM	25729		1,646,913
	STRYKER CORP COMMON	34100		2,123,066
	SUN TR BANKS INC COM	72000		2,666,880
	SUNCOR INC COM STK NPV	12200		718,946
	SUNOCO INC COM	45700		1,712,836
	TECO ENERGY INC COM	34900		728,712
	TIME WARNER INC NEW COM	228100		3,289,202
	TIMKEN CO COM	12136		399,517
	TRAVELERS COS INC COM	37949		1,681,141
	TYCO ELECTRONICS L COM STK	10800		389,124
	UBS AG CHFO.10	60200		1,322,104
	UNITED PARCEL SVC INC	21200		1,279,632
	US BANCORP	125100		3,541,581
	USG CORP COM	43800		1,317,504
	UST INC COM	26400		1,431,936

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock

	VARIAN MED SYS INC COM ISIN	32500		1,671,475
	VERIZON COMMUNICATIONS COM	79834		2,736,710
	VISA INC COM CL A STK	34000		2,808,400
	VULCAN MATERIALS CO COM	34100		2,063,732
	WAL-MART STORES INC COM	21900		1,232,970
	WASTE MGMT INC DEL COM STK	49272		1,834,889
	WELLPOINT INC COM	22800		1,096,224
	WELLS FARGO & CO NEW COM STK	136500		3,280,095
	WHIRLPOOL CORP COM	30400		1,938,608
	WHOLE FOODS MKT INC COM	11400		281,010
	WYETH COM	85500		3,940,695
	XCEL ENERGY INC COM	96700		1,910,792
	XILINX INC COM	41072		1,037,889
	YAHOO INC COM	114100		2,433,753
	YUM BRANDS INC COM	21800		763,220

	Corporate Common Stock Total			$567,373,123

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Participant Loans

	*PARTICIPANT LOAN ASSET — HARRIS CORP.	4.0% to 10.5% Maturing through 2017		$33,500,965

	Participant Loans Total			$33,500,965

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common/Collective Trusts

	MFB NTGI-QM COLLECTIVE DAILY SMALLCAP EQUITY INDEX FUND — LENDING\\	311077		$82,184,640
	MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG	104236		38,401,804
	MFB NTGI-QM COLTV DAILY RUSSELL 1000 EQTY INDEX FD-LENDING	1489332		251,003,015
	MFB NTGI-QM COLTV DAILY RUSSELL 1000 GROWTH EQTY INDEX FD-LENDING	13785		3,310,630
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 GROWTH EQTY INDEX FD-LENDING	416317		81,831,688
	MFB NTGI-QM COLTV DAILY S&P500 EQTY INDEX FD-LENDING	64590		230,213,288
	MFO BK OF NY COLTV TR AGGREGATE INDEX FD	20447262		247,919,593
	WELSS FARGO SHORT TERM INVESTMENT FUND	41980610		41,980,610
	NTGI COLTV GOVT STIF REGISTERED	3467916		3,467,916
	MFO FIDELITY MANAGED INC PORTFOLIO	5610465		5,610,465
	MFO PYRAMIS INDEX LIFECYCLE 2000	149562		1,471,692
	MFO PYRAMIS INDEX LIFECYCLE 2005	531639		5,109,053
	MFO PYRAMIS INDEX LIFECYCLE 2010	1711513		16,413,407
	MFO PYRAMIS INDEX LIFECYCLE 2015	2659703		25,240,585
	MFO PYRAMIS INDEX LIFECYCLE 2020	2799535		25,951,691
	MFO PYRAMIS INDEX LIFECYCLE 2025	2758941		25,465,024
	MFO PYRAMIS INDEX LIFECYCLE 2030	1642218		14,829,227
	MFO PYRAMIS INDEX LIFECYCLE 2035	1277623		11,498,606
	MFO PYRAMIS INDEX LIFECYCLE 2040	897742		8,016,837
	MFO PYRAMIS INDEX LIFECYCLE 2045	659344		5,894,539
	MFO PYRAMIS INDEX LIFECYCLE 2050	301361		2,694,168
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK, NA FIXED INCOME FUND F	21366078		242,687,071
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK, NA FIXED INCOME FUND A	7370394		133,038,313
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK, NA FIXED INCOME FUND E	8720008		151,430,213

	Value of Interest in Common/Collective Trusts Total			$1,655,664,075

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Registered Investment Companies

	MFO ALLIANZ FDS RCM TECHNOLOGY FD INSTL CL	1117759		$48,443,678
	MFO COLUMBIA FDS SER TR INTL VALUE FD CLA	11182677		189,658,204
	MFO RESV INVT FDS INC	7119998		7,119,998
	MFO RIDGEWORTH INSTL CASH MGMT MONEY MKT FD INSTL CL	67180054		67,180,054

	Value of Interest in Registered
	Investment Companies Total			$312,401,934

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Fiscal Year)
June 27, 2008

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Guaranteed Investment Contracts

	GIC NATIXIS FINANCIAL PRODUCTS CONTRACT NUMBER 1121-03 RATE 4.32% MATURITY 00/00/0000 SYNTHETIC
	WRAPPER			$0
	JP MORGAN CHASE BANK NA CONTRACT NUMBER AHARRIS-01 RATE 4.32% MATURITY 00/00/0000 SYNTHETIC
	WRAPPER			168,485
	STATE STREET BANK AND TRUST CO CONTRACT NUMBER 105004 RATE 4.59% MATURITY 00/00/0000 SYNTHETIC
	WRAPPER			153,498
	PACIFIC LIFE INSURANCE CO. CONTRACT NUMBER G-27236.01.0001 RATE 5.14% MATURITY 00/00/0000 SYNTHETIC
	WRAPPER			0
	MONUMENTAL LIFE INSURANCE CO. CONTRACT NO. MDA00808TR RATE 5.57% MATURITY 00/00/000 SYNTHETIC
	WRAPPER			0
	RABOBANK NEDERLAND CONTRACT NUMBER HRS090701 RATE 5.57% MATURITY 00/00/0000 SYNTHETIC
	WRAPPER			57,430

	Guaranteed Investment Contracts Total			$379,413

Real Estate Investments

	BIOMED RLTY TR INC COM	25650		$632,273
	CAPLEASE INC COM	28520		213,900

	Real Estate Investments Total			$846,173

	Total Investments, excluding interest bearing cash			$2,573,591,549

Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator
By:	/s/ Ronald A. Wyse
Ronald A. Wyse, Chairperson

Date: December 17, 2008